VIA EDGAR

                                                                                     September 13, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:	Acorda Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 8, 2012
File No. 000-50513

Dear Ladies and Gentlemen:

This letter sets forth the responses of Acorda Therapeutics, Inc. (“Acorda”, “we” or the “Company”) to the Staff’s letter dated August 31, 2012 with respect to the above-captioned filings.  For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

1.
It is apparent from your results of operations discussions on pages 76 and 79 that you track at least some of your research and development expenses by project. In order to provide more insight into your research and development activities, please provide us proposed disclosure to be included in future periodic reports that provides a breakdown of your research and development expenses by project for each period presented. To the extent that you do not track all your research and development expenses by project, disclose which costs you track at that level and reconcile the total project costs incurred in each period to the consolidated total you present on your statements of operations.

We acknowledge the Staff’s comments and in response will expand our disclosure in our Form 10-K for the fiscal year ended December 31, 2012 by adding the following and will include similar language in future periodic filings, where applicable:

Research and development expense consists primarily of:

•	salaries and related expenses for personnel;
•	costs of facilities and equipment that have no alternative future use;
•	fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials;
•	fees paid to research organizations in conjunction with preclinical studies;
•	fees paid to organizations in conjunction with contract manufacturing;
•	costs of materials used in research and development;
•	upfront and milestone payments under in-licensing agreements and consulting, license and sponsored research fees paid to third parties; and
•	depreciation of capital resources used to develop our products.

We use our employee and infrastructure resources across several projects, and many of our costs are not attributable to an individually-named project, but are broadly applicable research projects.  Accordingly, we do not account for internal research and development costs on a project-by-project basis.  Unallocated costs are represented as research and development operating expenses in the table below.

The following table shows, for each of the years ended December 31, 2012, (i) the total third parties expenses for clinical development, preclinical research and development, on a project-by-project basis, (ii) license and milestone payments, on a project-by-project basis, and (iii) our unallocated research and development operating expenses:

Year Ended December 31,
	2012		2011		2010
Preclinical and clinical development:
Contract expenses—Ampyra	$	X	$	X	$	X
Contract expenses—DZNS		X		X		X
Contract expenses—AC105		X		X		X
Contract expenses—GGF2		X		X		X
Contract expenses—rHIgM22		X		X		X
Contract expenses—Chondroitinase		X		X		X

Research and development operating expenses:		X		X		X

Licenses and milestones:
DZNS		X		X		X
AC105		X		X		X
Other		X		X		X

Total research and development	$	X	$	X	$	X

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements
Note 8: Collaborations, Alliances, and Other Agreements
Neuronex, page 13

2.
In the last paragraph of this section on page 14 you indicate your intent to account for the acquisition of Neuronex as an asset acquisition because you will acquire only inputs and will not acquire any processes. Please provide us your analysis supporting your conclusion that the acquisition of Neuronex is not a business to be accounted for under the acquisition method of accounting. Reference for us the authoritative literature you rely upon to support your anticipated accounting. At a minimum, please address the following items in your response:

•	Please confirm that you will acquire the entire legal entity, Neuronex, Inc., in this transaction.

•	Please tell us when Neuronex or any predecessor entity was legally founded and when it began operations.

•	Please tell us when Neuronex began developing Diazepam nasal spray, or DZNS.

•
Please elaborate on your claim that Neuroex does not have any processes. In your response tell us how Neuroex has managed the development of DZNS and/or any other product candidates without strategic management, operational and/or resource management processes that at a minimum include the:

o	Design and implementation of a development plan for the candidate(s);

o
Execution of the development plan(s) including, but not limited to, product formulation, performing pre-clinical toxicology studies, filing an IND with the FDA, performing clinical trials and having a pre-NDA meeting with the FDA;

o	Evaluation of the execution of the steps identified in the preceding bullet point;

o	Managing of the performance of employees and external service providers under the development plan(s); and

o	Tracking of and payment to employees and external service providers for services rendered under the development plan(s).
•
Please tell us whether Neuronex historically had any employees and why you expect that it will not have any employees at the acquisition date as disclosed on page 14 of your 2011 Form 10-K. Tell us whether you have hired or expect to hire or engaged or expect to engage as consultants any former employees/consultants of Neuronex.

On February 15, 2012, Acorda and its wholly-owned subsidiary ATI Development Corp. (ATI) entered into an agreement (the Agreement) to acquire the entire legal entity, Neuronex, Inc., a privately-held development stage pharmaceutical company (Neuronex).   Neuronex was incorporated and began operations in April 2010.  Neuronex licensed the Diazepam nasal spray (DZNS) patent and other intellectual property and other rights relating to the DZNS product from SK Biopharmaceuticals Co., Ltd. (SK) in July 2010.   Development of DZNS was performed by SK and other parties dating back to 2005.

As a point of clarification, we have not claimed that Neuronex is without any processes Rather, our accounting treatment is based on the fact that we will not acquire any processes from Neuronex.  The following disclosure is included in Footnote 8 of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012:

The Company evaluated the transaction based upon the guidance of ASC 805, Business Combinations, and concluded that it will only acquire inputs and will not acquire any processes.  The Company will need to develop its own processes in order to produce an output.

ASC 805, Business Combinations, defines a process as any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. Considering this definition, we evaluated the terms of the Agreement to determine whether we would acquire any of the following processes, which normally would be necessary to produce a return:

•	Regulatory processes and personnel to execute and monitor clinical trials
•	Clinical trial material manufacturing capabilities
•	Statistical analysis
•	Business development activities, processes and personnel (required if we choose to produce a return through a license to a third party)
•	Medical Affairs activities
•	Pricing/Managed Markets
•	Commercial scale manufacturing capabilities
•	Commercial strategy resources and plan
•	Commercial sales force
•	Regulatory processes to prepare NDA
•	Supply chain management processes

Neuronex has no capabilities or infrastructure for commercialization, supply chain management, manufacturing, business development, etc.  Nor do they have anything in place to support the production of outputs, (i.e. credit and collections, QA, inventory warehousing, etc.).  All processes used to bring the product to market will be Acorda’s existing processes and infrastructure used to produce, commercialize, support and maintain our current products, Zanaflex and Ampyra.

As an example and as background, the fact that the NDA is going to be submitted using a more streamlined regulatory 505(b)(2) pathway is important to understanding our analysis.  The 505(b)(2) filing is intended to be a hybrid of the full NDA and an ANDA. This type of filing proposes a limited change to a previously approved product, but demonstrates the required safety and efficacy of the change. It may include references to previously published literature, a prior FDA finding of safety/efficacy, or studies for a previously approved drug and provides an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.  The applicant may rely upon certain preclinical or clinical studies conducted for an approved product.  The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. Because we expect this more streamlined 505(b)(2) pathway to be available for the Neuronex DZNS product,  we concluded that we will not need existing Neuronex processes and we will not need to continue the employment of Neuronex employees to continue development of the DZNS product post-acquisition.

In addition, by the time the  transaction may be consummated, we expect that all of the research and development (R&D) to be performed by Neuronex will be substantially complete.  If there is additional work, such as a requirement to conduct a phase 3 clinical trial, or an analysis of data for preparing the NDA is required from any contract research organizations (CROs), contract manufacturing organizations (CMOs) or other vendors, we will enter into those contracts directly with the vendors. If there is additional R&D work required subsequent to the closing date, we would use our existing infrastructure and/or the existing processes.

Upon closing of the acquisition, we believe that there will be a partially drafted NDA but that it will have to be completed by Acorda.  We expect to handle the completion of the NDA application process on our own and using our own processes. With respect to the portion of the comment relating to employees, Neuronex has only eight employees.  Under the Agreement, all of these employees will be terminated by Neuronex upon or prior to closing of the transaction, and they will receive employment offers from  Aerial BioPharma, an affiliate of Neuronex’s senior management, to work on other projects of Aerial BioPharma.  As a result, we will not acquire any Neuronex employees under the agreement.  The Agreement contemplates a Transition Services Agreement between Acorda and Aerial BioPharma for any temporary transition support to assist Acorda, if needed, for which Acorda will be invoiced on an hourly rate.  We expect these services to be minimal.

Based on the above, we have concluded that the acquisition of Neuronex will be accounted for as an asset acquisition.  We believe this conclusion is consistent with industry practice. That is, entities that acquire assets or in-license compounds with manufacturing know-how (but without any processes, such as CMO or CRO capabilities or employees) generally do not treat this type of agreement as a business combination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

3.
Although you disclose the existence of a price increase for Ampyra effective January 3, 2012 you do not appear to quantify its impact on the increased revenues recorded in 2012. You also do not appear to discuss the impact of your First Step Program discussed in your earnings conference call for the second quarter of 2012 where you indicate that this program is a significant contributor to the growth you are seeing in overall prescriptions. As a result, please address the following comments:

•
Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of price versus volume changes on your increases in revenue reported for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.

•
Please provide us proposed revised disclosure to be provided in future periodic reports that discusses the underlying causes of volume increases including the impact of your First Step Program and any other material promotion programs.

•
Please provide us proposed revised revenue recognition policy disclosure to be included in future periodic reports that discloses your policy for discounts related to vouchers issued directly to patients.

•
Please separately tell us how your First Step Program operates and how your accounting for the program complies with GAAP by referencing for us the authoritative literature you rely upon to support your accounting. In your response, please specifically address the following items:

o	How you control the number of vouchers issued to patients;

o	Whether you reimburse patients for the cost of Ampyra or whether and how you reimburse your specialty pharmacy distributors;

o	Whether the vouchers issued are pre-numbered;

o	Whether the vouchers issued have expiration dates; and

o
whether you estimate breakage for the vouchers issued and if so how you are able to make reasonable and reliable estimates of voucher usage as required under ASC 605-50-25-4, especially considering that it appears that 2012 is the first time you issued vouchers directly to potential patients.

•
Please tell us whether the First Step Program is included in the copay mitigation rebates disclosures in your critical accounting policies and estimates disclosure on page 86 of your 2011 Form 10-K. If so, please tell us what portion of these rebates relates to this program. Separately describe for us the other programs you run and how you account for them while referencing the authoritative literature you rely upon to support your accounting.

The Ampyra First Step Program is similar to a sample program for financial accounting purposes and the cost of such program is recorded as a sales and marketing expense.  The term “voucher” used during the second quarter earnings call was used as a marketing term rather than an accounting term.  The “vouchers” are marketing flyers that are distributed to physicians and patients to promote the First Step program.  For the patient to be entitled to receive Ampyra at no cost, the patient’s healthcare provider must first determine if the patient qualifies for Ampyra, a prescription must be written by a physician and the proper paperwork must be submitted.  Only when these steps have been taken will a 60-day supply of Ampyra be provided to the patient. Acorda may decide to terminate the program at any time with no obligation to supply product to additional recipients.  The First Step Program is one of a number of marketing tools Acorda has used to promote Ampyra.

Acorda maintains a separate inventory of Ampyra to be used for the First Step program, which is held and administered by a designated third party vendor, which is not one of the specialty pharmacies that Acorda sells product to.  Acorda provides qualified patients a 60-day trial of Ampyra at no cost after their physician writes a prescription and completes the First Step paperwork through our third party vendor.  Towards the end the 60-day trial period, if the physician and the patient determine that the patient will continue with Ampyra, then the post-trial prescription will be filled through the normal commercial channel.

Acorda maintains title to the First Step inventory at the third party vendor.  As the product is distributed, we reduce the inventory asset balance and record the corresponding expense for the distributed product as a sales and marketing expense.  To date this sales and marketing expense has been de minimis as we pay our manufacturer a lower cost  for the product that is made available through the First Step program versus our cost for commercial product.  There are no revenue recognition considerations as the inventory provided under the program does not go through the channel of specialty pharmacies.  Thus, there has been no recorded revenue with respect to the supply of product to eligible patients under the First Step program.

As with all of our marketing programs, the First Step program is designed to attract new patients and prescribers. This program does not directly contribute to revenues ,  since no sale occurs unless and until a commercial prescription is filled after the 60-day trial period.

We respectfully acknowledge the Staff’s comments with respect to disclosure of the price and volume changes, including the causes of volume changes, and in response will expand our disclosure in our Form 10-Q for the quarter ended September 30, 2012 by adding the following and will include similar language in future filings, where applicable :

Net revenue of Ampyra increased by $X million, or X%, to $X million in the three months ended September 30, 2012 compared to $X million in the three months ended September 30, 2011. The net revenue increase was comprised of net volume increases of $X million and price increases of $X million. Net revenue from sales of Ampyra increased in the three months ended September 30, 2012 compared to the three months ended September 30, 2011 due to greater demand we believe due to, in part, the success of certain marketing programs such as X.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call me at 914-326-5119.

Sincerely,

/s/ David Lawrence
David Lawrence
Chief Financial Officer